FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of April, 2003
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

            Form 20 - F [ ]                  Form 40 - F [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]      No [X]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on April 1, 2003, entitled: Dr. Milton Packer Joins Vasogen's Scientific Advisory Board


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VASOGEN INC.


                                      By /s/ Christopher  Waddick
                                        -------------------------------------
                                      (Name: Christopher  Waddick)
                                      (Title:   Vice-President, Finance & CFO)

Date: April 1, 2003

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------
For Immediate Release

           Dr. Milton Packer Joins Vasogen's Scientific Advisory Board

Toronto, Ontario (April 1, 2003) -- Vasogen Inc. (TSX:VAS; AMEX:VSV), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease and other chronic inflammatory disorders, is pleased to announce the appointment of Milton Packer, MD, to its Scientific Advisory Board. Dr. Packer, one of the leading experts in the pathophysiology and treatment of heart failure, is the Dickinson W. Richards Jr. Professor of Medicine, Professor of Pharmacology, and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City.

"We are extremely pleased to welcome Milton Packer to our Scientific Advisory Board," commented Dr. Eldon Smith, Vasogen's Vice President of Scientific Affairs. "Dr. Packer's expertise and vast knowledge of heart failure adds considerable strength to the Board as we advance our pivotal phase III ACCLAIM trial at leading heart failure centers throughout North America."

Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical indications in chronic heart failure and peripheral arterial disease are currently in pivotal phase III development. Vasogen is also investigating the potential of immune modulation therapies in neuro-inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.